September 26, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Frank Knapp Staff Accountant

Re:	Tyler Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 21, 2018 Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed August 1, 2018 File No. 001-10485

Dear Mr. Knapp,
This letter is provided in response to the Staff’s comment letter dated September 17, 2018 addressed to Mr. Brian K. Miller, Executive Vice President and Chief Financial Officer of Tyler Technologies, Inc. (the “Company”). We have restated each of the Staff’s comments and the Company’s response follows each comment.

Form 10-Q for the Quarterly Period Ended June 30, 2018
Note 2. Accounting Standards and Significant Accounting Polices
Revenue Recognition
Software Licenses and Royalties, page 6

1.
Your disclosures appear to indicate that royalty revenue is not recognized until you receive notice of amounts earned which is in the quarter subsequent to the quarter the royalty is actually earned. Please tell us how this complies with ASC 606-10-55-65. However, we also note that the disclosure on page 7 of your Form 10-Q for the quarterly period ended March 31, 2018, indicates that royalties are recognized on an estimated basis in the period earned and are then trued up when you receive notice of amounts earned.

Please reconcile these disclosures and tell us whether there has been a change in accounting for royalties.
Company Response:
We recognize sales-based royalties of our functional software licenses when the subsequent sale occurs consistent with ASC 606-10-55-65. Our policy for sales-based royalties changed with the adoption of ASC 606 as we recognized sales-based royalties on a lag (i.e when the royalty report was subsequently received) under ASC 605. A portion of our royalty revenue recognition disclosure was inadvertently deleted in the Form 10-Q for the quarter ended June 30, 2018, and will be adjusted as noted below. It should also be noted that as a percentage of total revenues, royalties are not material, representing 0.4 percent of total revenues in the first quarter of 2018 and 0.5 percent of total revenues in the second quarter of 2018. Therefore, the impact of any true-up in estimating our royalty revenue recognition is not significant to the financial statements. For future filings, we will revise our disclosure to reflect what was previously disclosed in our March 31, 2018, Form 10-Q, to read as follows:

"We recognize royalty revenue when the sale occurs under the terms of our third-party royalty arrangements. Currently, our third-party royalties are recognized on an estimated basis and are trued up when we receive notice of amounts we are entitled to receive. Typically, we receive notice of royalty revenues we are entitled to and billed on a quarterly basis in the quarter immediately following the royalty reporting period."

Subscription-Based Services, page 7

2.
You disclose that software and software services that are contingent on the transfer of other performance obligations are recognized ratably. Please tell us what these contingent performance obligations are and how they impact your revenue recognition. Refer to the authoritative guidance you relied upon.

Company Response:
For certain subscription contracts that are SaaS arrangements, the promise to provide services is not separately identifiable from other promises in the contract as contemplated by paragraph 606-10-25-19(b). In these instances, the services are not recognized separately. We do not have SaaS arrangements with contingent revenue features. Our disclosure, while relaying the basic principle that the performance obligations could not be recognized separately due to not being distinct, also inadvertently included the phrase “contingent on the transfer of other performance obligations” which in this context is a concept associated with the previous standard of ASC 985-605 regarding revenue recognized for a bundle of services. We will revise our disclosure in future filings as we do not consider contingent features of a contract when determining whether promises are distinct. We apply the accounting guidance in ASC 606-10-25-19 through 25-22, and related implementation guidance. For future filings, we will revise the portion of the disclosure that refers to contingent revenue to read as follows:

“For software services associated with certain SaaS arrangements, we have concluded that the services are not distinct, and we recognize the revenue ratably over the remaining contractual period once we have provided the customer access to the software.”
Deferred Commissions, page 10

3.
Please tell us, and revise to clarify, whether sales commissions paid upon contract renewal are commensurate with the initial commissions and disclose how commissions paid for renewals are considered in the three to seven-year period of benefit for the initial commission. You also disclose that renewals are amortized over the “remaining period of benefit.” Please tell us whether the period of benefit for these commissions exceeds the term of the respective customer contract and if so, explain what the remaining period of benefit represents and how your policy complies with ASC 340-40-35-1. Also refer to ASC 340-40-50-2(b).

Company Response:
Sales commissions for renewal contracts are generally not paid in connection with the renewal of a contract. In the small number of instances where a commission is paid on renewal, it is not commensurate with the commission paid on the initial sale and is recognized over the term of renewal, which is generally one year.

To address your comment, in future filings, we will revise the disclosure to read as follows:

“Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be three to seven years. We utilized the 'portfolio approach' practical expedient in ASC 606-10-10-4, which allows entities to apply the guidance to a portfolio of contracts with similar characteristics because the effects on the financial statements of this approach would not differ materially from applying the guidance to individual contracts. Using the 'portfolio approach', we determined the period of benefit by taking into consideration our customer contracts, our technology life-cycle and other factors. Sales commissions for renewal contracts are generally not paid in connection with the renewal of a contract. In the small number of instances where a commission is paid on renewal, it is not commensurate with the commission paid on the initial sale and is recognized over the term of renewal, which is generally one year. Amortization expense related to deferred commissions is included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income. Refer to Note 5 - Deferred Commissions for further information.”

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact me via email at brian.miller@tylertech.com or by telephone at (972) 713-3720. My fax number is (972) 713-3741.

Very truly yours,

/s/ Brian K. Miller
Brian K. Miller Executive Vice President and Chief Financial Officer